UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting

held on October 29, 2025

DATE, TIME AND PLACE: On October 29, 2025, at 6 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Bruno Carneiro, Secretary.

AGENDA: To resolve on:

(i)	the Management Proposal for the partial spin-off of Return Capital Gestão de Ativos e Participações S.A. (“Return”), with the transfer of the spun-off portion into the Company (“Management Proposal for the Merger of Return”), prepared under the terms of the “Private Instrument of Protocol and Justification of the Partial Spin-Off of Return with the transfer of the Spun-Off Portion to the Company, entered into on October 29, 2025 (“Protocol and Justification of the Partial Spin-off of Return”);

(ii)	the call for an Extraordinary General Meeting of the Company to be held on November 28, 2025, at 3:00 p.m., for the purpose of resolving the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, as a specialized company responsible for preparing the appraisal report on the portion of the net equity of Return Capital Gestão de Ativos e Participações S.A. to be transferred to the Company (“Appraisal Report”); (b) To approve the Appraisal Report;(c) To approve the Protocol and Justification of the Partial Spin-off of Return; (d) To approve the incorporation of the spun-off portion of Return by the Company, pursuant to the Protocol and Justification of the Partial Spin-off of Return (“Merger of the spun-off portion of Return”), in accordance with art. 227 of Law No. 6,404/76, as amended; and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders;

(iii)	the Management Proposal for the merger of Santander Leasing S.A. Arrendamento Mercantil (“Santander Leasing”) by the Company (“Management Proposal for Merger of Santander Leasing”), prepared under the terms of the “Private Instrument of Protocol and Justification of the Merger of Santander Leasing, entered into on October 29, 2025 (“Protocol and Justification of the Merger of Santander Leasing”); and

(iv)	the call for an Extraordinary General Meeting of the Company for November 28, 2025, at 3:30 p.m., to resolve on the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, as a specialized company responsible for preparing the appraisal report for of Santander Leasing S.A. Arrendamento Mercantil; (b) To approve the Appraisal Report; (c) To approve the Protocol and Justification of the Merger of Santander Leasing; (d) To approve the merger of Santander Leasing by the Company, under the terms of the Protocol and Justification of the Merger of Santander Leasing, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended (“Merger of Santander Leasing”); and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

RESOLUTIONS: Having made the necessary clarifications and discussed the issues regarding the convenience and motivation for the proposed Merger of the spun-off portion of Return and Merger of Santander Leasing, and having satisfied all the questions raised by the Directors in their regular duty of diligence regarding the matter, the present members of the Board of Directors, with the favorable recommendation of the Company's Audit Committee at a meeting held on October 29, 2025, unanimously APPROVED:

(i) the Management Proposal for the Merger of Return, pursuant to the Protocol and Justification of the Partial Spin-off of Return, subject to approval by the Company's Extraordinary Shareholders' Meeting to be held;

(ii) the call for an Extraordinary Shareholders' Meeting of the Company for November 28, 2025, at 3:00 p.m., to resolve on the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, as a specialized company responsible for preparing the appraisal report on the portion of the net equity of Return Capital Gestão de Ativos e Participações S.A. to be transferred to the Company; (b) To approve the Appraisal Report;(c) To approve the Protocol and Justification of the Partial Spin-off of Return; (d) To approve the Merger of the spun-off portion of Return, pursuant to the Protocol and Justification of the Partial Spin-off of Return, in accordance with art. 227 of Law No. 6,404/76, as amended; and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

(iii) the Management Proposal for Merger of Santander Leasing, pursuant to the Protocol and Justification of the Merger of Santander Leasing, subject to approval by the Company's Extraordinary General Meeting to be held; and

(iv) the call for an Extraordinary General Meeting of the Company for November 28, 2025, at 3:30 p.m., to resolve on the following matters: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes, as a specialized company responsible for preparing the appraisal report for of Santander Leasing; (b) To approve the Appraisal Report; (c) To approve the Protocol and Justification of the Merger of Santander Leasing; (d) To approve the merger of Santander Leasing by the Company, under the terms of the Protocol and Justification of the Merger of Santander Leasing, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended; and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees.

Board: Deborah Stern Vieitas, President. Bruno Carneiro, Secretary. Signatures: Mrs. Deborah Stern Vieitas – President; Mr. Javier Maldonado Trinchant – Vice President; and Messrs. Cristiana Almeida Pipponzi, Cristina San Jose Brosa, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Mario Roberto Opice Leão, Nitin Prabhu, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, October 29, 2025.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Bruno Carneiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer